# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHOULDER INNOVATIONS, INC., CIK 0001699350
CUSIP: 82537J108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1535 Steele Avenue SW, Suite B, Grand Rapids, Michigan (MI), 49507
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079508

## Reporting persons
- cultivate(MD) Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,363,394; shared voting power 0; sole dispositive power 1,363,394; shared dispositive power 0; aggregate amount beneficially owned 1,363,394 (6.7% of the class)
- Blue David Lawrence: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,363,394; sole dispositive power 0; shared dispositive power 1,363,394; aggregate amount beneficially owned 1,363,394 (6.7% of the class)
- Ahearn Matthew Fraser: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,363,394; sole dispositive power 0; shared dispositive power 1,363,394; aggregate amount beneficially owned 1,363,394 (6.7% of the class)
- Ball Robert Joseph: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,363,394; sole dispositive power 0; shared dispositive power 1,363,394; aggregate amount beneficially owned 1,363,394 (6.7% of the class)
- Churchill R. Sean: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,363,394; sole dispositive power 0; shared dispositive power 1,363,394; aggregate amount beneficially owned 1,363,394 (6.7% of the class)

## Item 1. Issuer
Name of issuer: SHOULDER INNOVATIONS, INC.
Address of issuer's principal executive offices: 1535 Steele Avenue SW, Suite B, Grand Rapids, MICHIGAN, 49507.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:
cultivate(MD) Holdings, LLC, David Lawrence Blue, Matthew Fraser Ahearn, Robert Joseph Ball, and R. Sean Churchill
Address of principal business office or, if none, residence: 2851 Charlevoix Drive SE, Suite 327, Grand Rapids, MI 49546
Citizenship:
cultivate(MD) Holdings, LLC: Delaware
David Lawrence Blue: United States
Matthew Fraser Ahearn: United States
Robert Joseph Ball: United States
R. Sean Churchill: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,363,394 (Includes: (i) 185,623 shares of Common Stock held by Cultivate MD Capital Fund I, LLC ("CMD I"); (ii) 309,948 shares of Common Stock held by Cultivate MD Capital Fund II, LP ("CMD II"); (iii) 592,585 shares of Common Stock held by Genesis Investment Holdings; and (iv) 275,238 shares of Common Stock held by cultivate(MD) Capital Accelerator Fund, L.P. ("CMD Accelerator"). cultivate(MD) Holdings, LLC is the general partner or manager of CMD I, CMD II, Genesis Investment Holdings and CMD Accelerator and has sole voting and dispositive power with respect to the shares held by CMD I, CMD II, Genesis Investment Holdings and CMD Accelerator. Each of David Lawrence Blue, Matthew Fraser Ahearn, and Robert Joseph Ball are directors, and R. Sean Churchill is a managing director, of cultivate(MD) Holdings, LLC and share voting and dispositive power with respect to the shares held of record by CMD I, CMD II, Genesis Investment Holdings and CMD Accelerator. Each of such directors and the managing director disclaims beneficial ownership of such holdings, except to the extent of his pecuniary interest in the shares).
Percent of class: 6.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,363,394 (Includes: (i) 185,623 shares of Common Stock held by CMD I; (ii) 309,948 shares of Common Stock held by CMD II; (iii) 592,585 shares of Common Stock held by Genesis Investment Holdings; and (iv) 275,238 shares of Common Stock held by CMD Accelerator. cultivate(MD) Holdings, LLC is the general partner or manager of CMD I, CMD II, Genesis Investment Holdings and CMD Accelerator and has sole voting and dispositive power with respect to the shares held by CMD I, CMD II, Genesis Investment Holdings and CMD Accelerator. Each of David Lawrence Blue, Matthew Fraser Ahearn, and Robert Joseph Ball are directors, and R. Sean Churchill is a managing director, of cultivate(MD) Holdings, LLC and share voting and dispositive power with respect to the shares held of record by CMD I, CMD II, Genesis Investment Holdings and CMD Accelerator. Each of such directors and the managing director disclaims beneficial ownership of such holdings, except to the extent of his pecuniary interest in the shares).
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,363,394 (Includes: (i) 185,623 shares of Common Stock held by CMD I; (ii) 309,948 shares of Common Stock held by CMD II; (iii) 592,585 shares of Common Stock held by Genesis Investment Holdings; and (iv) 275,238 shares of Common Stock held by CMD Accelerator. cultivate(MD) Holdings, LLC is the general partner or manager of CMD I, CMD II, Genesis Investment Holdings and CMD Accelerator and has sole voting and dispositive power with respect to the shares held by CMD I, CMD II, Genesis Investment Holdings and CMD Accelerator. Each of David Lawrence Blue, Matthew Fraser Ahearn, and Robert Joseph Ball are directors, and R. Sean Churchill is a managing director, of cultivate(MD) Holdings, LLC and share voting and dispositive power with respect to the shares held of record by CMD I, CMD II, Genesis Investment Holdings and CMD Accelerator. Each of such directors and the managing director disclaims beneficial ownership of such holdings, except to the extent of his pecuniary interest in the shares.)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated November 12, 2025, by and among the Reporting Persons (filed herewith).

## Signatures
- cultivate(MD) Holdings, LLC: /s/ R. Sean Churchill, Managing Director (11/12/2025)
- Blue David Lawrence: /s/ David Lawrence Blue, Self (11/12/2025)
- Ahearn Matthew Fraser: /s/ Matthew Fraser Ahearn, Self (11/12/2025)
- Ball Robert Joseph: /s/ Robert Joseph Ball, Self (11/12/2025)
- Churchill R. Sean: /s/ R. Sean Churchill, Self (11/12/2025)